082-03470



INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 22886426 / 0034
Fax: 91 33 22882358
e-mail : isc@itc.in

ITC Limited

RECEIVED

7001 APR 24 A 10: 23

OF OF INTERNATIONAL
CORPORATE FINANCE

19th April, 2007

The Secretary
The Calcutta Stock Exchange
Association Ltd.,
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exch~
India Limited
Exchange Plaza, Bandra-,
Complex, Bandra (E)
Mumbai - 400 051



07022861

SUPPL.

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 16th April, 2007 from M/s. Vinod Kothari & Co., practising Company Secretaries, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 31st March, 2007.

PROCESSED

APR 2 6 2007

THOMSON
FINANCIAL

Yours faithfully,
ITC Limited

(ARUN BOSE)
Assistant Secretary

Encl : As above.



INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 22886426 / 0034
Fax: 91 33 22882358
e-mail : isc@itc.in

ITC Limited

✓Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L.-2227 Luxembourg

NOO & 1st Copy

cc: Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange.
     Banque Generale du
     Luxembourg S.A.
     50 Av. J.F. Kennedy
     L.-2951 Luxembourg

FMCG & TOBACCO ● HOTELS ● PAPERBOARDS & PACKAGING ● AGRI-BUSINESS

Visit us at www.itcportal.com

VINOD KOTHARI & COMPANY

Company Secretaries

1012 Krishna, 224 A J.C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail: *vinod@vinodkothari.com*

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of ITC **Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 31st March, 2007:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 16.04.2007

Signatu

(Vinod Kumar Kothari)
Vinod Kothari & Company
Company Secretaries

ACS NO.4718
COP NO.1391

